Filed by NBT Bancorp Inc.
(Commission File No. 000-14703)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Evans Bancorp, Inc.
(Commission File No. 001-35021)

The following is a transcript of a call hosted by NBT Bancorp Inc. (“NBT” ) on September 10, 2024.

CORPORATE PARTICIPANTS

•	Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer
•	Annette Burns NBT Bancorp Inc - Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

•	Operator
•	Stephen Moss Raymond James - Analyst
•	Matthew Breese Stephens Inc. - Analyst
•	Christopher O'Connell Keefe, Bruyette & Woods North America - Analyst

PRESENTATION

Operator

Good day, everyone. Welcome to the conference call hosted by NBT Bancorp Inc. regarding the definitive agreement between NBT and Evans Bancorp, Inc. to merge Evans with and into NBT. This call is recorded and has been made accessible to the public in accordance with the SEC's Regulation FD. Corresponding presentation slides can be found on the company's website at nbtbancorp.com.

Before the call begins, NBT's management would like to remind listeners that as noted on slides 2 and 3, today's presentation may contain forward-looking statements as defined by the Securities and Exchange Commission. Actual results may differ from those projected. These forward-looking statements reflect NBT's best estimates and assumptions based on its understanding of information known to NBT today. These forward-looking statements are subject to the risks and uncertainties that face NBT and Evans and the industry in which they operate. You are encouraged to review the joint press release from NBT and Evans issued yesterday for more information on these risk factors as well as both company's filings with the SEC.

Please also see additional legal statements at the end of the press release. In addition, certain non-GAAP measures will be discussed. Reconciliations for these numbers are contained within the appendix of today's presentation. (Operator Instructions) As a reminder, this call is being recorded.

I will now turn the conference over to NBT Bancorp President and CEO, Scott Kingsley, for his opening remarks. Mr. Kingsley, please begin.

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Thank you, Liz. Good morning. Thank you for joining our call and for your interest in NBT. With me this morning is our CFO, Annette Burns; and Joe Stagliano, President of NBT Bank and our CIO.

We are very pleased to have announced yesterday afternoon that NBT has reached an agreement to merge with Evans Bancorp, Incorporated, a $2.3 billion community bank headquartered in Williamsville, New York. Our partnership with Evans is a natural geographic extension of NBT's footprint into the attractive Buffalo and Rochester markets of Western New York. This expansion into Buffalo and Rochester, Upstate New York's largest two markets by population, complements our meaningful presence in Central New York, the Capital District and the Hudson Valley, positioning us as the largest community bank in Upstate New York. Importantly, Evans is a high-quality partner that is culturally aligned with our vision, values, and mission. This is also a terrific opportunity for us to accelerate growth and build additional scale, which is a key value driver.

Dave Nasca, President and CEO of Evans, is extremely well respected in the Western New York region and someone I have known for many years. I am pleased that Dave will join NBT's Board of Directors when the transaction closes. Evans has attracted and developed a talented and experienced group of professionals.

There is no overlap of our franchises; and as such, we expect to retain all branch offices and the vast majority of retail and business development team members. Our banking footprint, both retail and commercial, is uniquely positioned to benefit from the economic growth in the Upstate New York chip and technology corridor for many years to come. As you will hear from Annette, this is a financially attractive transaction, which will provide double-digit earnings accretion to the combined shareholder base. Annette?

Annette Burns NBT Bancorp Inc - Chief Financial Officer

Thank you, Scott, and good morning. As Scott stated, we are very excited to announce our agreement to partner with Evans Bancorp. I wanted to share some of the key transaction highlights, including certain assumptions and expected financial impacts. Consideration will be all stock, with a fixed exchange ratio of 0.91 shares of NBT common stock for each outstanding share of Evans. That results in a per share value of $42.11 per share using NBT's September 6 closing stock price of $46.28 per share, which represents an 18% market premium for Evans shareholders.

The total deal value is approximately $236 million, and Evans shareholders will own approximately 10% of the combined company. The purchase price represents 1.32 times Evans’ tangible book value per share as of June 30, 2024. We expect to record total marks on loans of 6.4% of outstanding balances, with 1% attributed credit marks, and 5.4% related to interest rate marks. We have assumed approximately $46 million after tax of fair value marks on Evans’ available-for-sale investment securities, which are reflected in their current financial statements through AOCI. We also expect to create a core deposit intangible of 3% of Evans' core deposits.

We expect the transaction to be $0.38 or 13.6% accretive to the first full year GAAP earnings, while being 4.7% dilutive to our tangible book value with an earn-back period of just over two years. We expect our tangible common equity ratio to be approximately 7.5% after the closing of the transaction, and all capital ratios to be and remain significantly above the required level to be well capitalized for regulatory purposes.

With that, we're happy to answer any questions you may have at this time.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Steve Moss, Raymond James.

Stephen Moss Raymond James - Analyst

Good morning.

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Good morning, Steve.

Stephen Moss Raymond James - Analyst

Congratulations on the transaction here. I guess maybe just starting with your expansion here into Western New York. Curious, Scott, if you're thinking, as you integrate Evans, are you looking to do any de novo branches by any chance? Or would you prefer to do additional infill acquisitions?

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Great question, Steve, and thanks for that. Absolutely, I think it creates a terrific opportunity to fill in some gaps between Syracuse and the Rochester market and the Finger Lakes communities that we really like, and I think that are terrific for us to think about going forward, the Greater Auburn community, places like Elmira, Penn Yan, Seneca Falls, Geneva, great marketplaces in the Finger Lakes that once we get our feet on the ground in Western New York, will certainly be spots where we would be open to expansion.

Stephen Moss Raymond James - Analyst

Okay, and then in terms of just the combined companies here, I saw the accretion schedules. Just curious, are you looking to sell any loan portfolios or a portion of the Evans securities portfolio when this deal closes just maybe to clean off the balance sheet or shorten the duration?

Annette Burns NBT Bancorp Inc - Chief Financial Officer

Steve, we'll continue to look at that. We'll run our ALCO models and really understand what we look like on a combined basis. So, we're still working through that. With the securities mark, there is an opportunity to look at some potential restructurings for that.

But we'll take some time and evaluate that, and keep in mind that we'll probably have to keep about half of that securities book to collateralize muni deposits related to Evans’ book, but still thinking through that, and we think there's some opportunities to evaluate that and build on our net interest income there.

Stephen Moss Raymond James - Analyst

Okay. Got it, and I guess last one for me, just curious here, was this a negotiated transaction? Or was this a bid situation?

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

So as much as we have known Dave and the Evans organization for a long time, we do think that there was people that had interest besides us. So yes.

Stephen Moss Raymond James - Analyst

Okay. Great. Thank you very much. Appreciate all the color.

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Thanks, Stephen.

Operator

Matthew Breese, Stephens.

Matthew Breese Stephens Inc. - Analyst

Good morning.

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Hey, good morning, Matt.

Annette Burns NBT Bancorp Inc - Chief Financial Officer

Good morning.

Matthew Breese Stephens Inc. - Analyst

I was hoping maybe just to level set, once the deal is completed, how much impact do you expect to see on the NIM? So where is the pro forma NIM? And how much of the benefit or NIM benefit will be from accretable yields?

Annette Burns NBT Bancorp Inc - Chief Financial Officer

So maybe I could explain it this way for you, Matt, if we were to just look at our loan interest mark and our liability mark together, that's probably going to add about $15 million annually of net interest income, and if we just layer that on top of what Evans has for net interest income. That, added to their second quarter margin, is right around 330, in the mid-330s. So I wouldn't expect that our overall margin has any dilution by adding Evans into it including those marks.

Matthew Breese Stephens Inc. - Analyst

Okay, and then the other one I was just hoping for a little bit of guidance on was given the EPS accretion figures are based on year-to-date earnings, once we see this deal closed and cost saves completed, where do you expect the pro forma ROA to kind of shake out fully executed?

Annette Burns NBT Bancorp Inc - Chief Financial Officer

So when we did our modeling, we looked at both Evans and NBT annualized their first half of 2024. So building off that and if you think about Evans’ earnings source is primarily through net interest income. So we'll bring on their average earning assets or they're bring on their assets. So if you combine that and look at our ROA on a pro forma combined basis, we think that will improve it by maybe 3 to 5 basis points based on our modeling using the first half of 2024 annualized.

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

And Matt, I'll jump in on that, too, to say, we just thought it was more appropriate to use known items as opposed to items that might be more prognosticated into the future like consensus for 2025 or 2026. We knew what our performance looked like for the first half of the year. We knew what their performance looked like.

I thought that, that was the best baseline to work off. So if interest rate changes in the market, changes in yield curve dynamics versus the current inversion that we're experiencing are out there, do we think that performance longer term could be better? I'm sure we do. But it just didn't seem to make sense to try to take advantage of some of those things and put those into our forward-looking estimates.

Matthew Breese Stephens Inc. - Analyst

Understood. Okay. Just two other ones for me. The first one is with the new markets, Rochester and Buffalo, big dense markets for you. What do you expect the impact to be on the go-forward loan growth outlook? And secondarily, how much and where do you expect to spend dollars to kind of get both of those areas where you want them to be?

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Yeah. So great question. Evans has demonstrated a very high aptitude of loan growth over time through multiple cycles, and so we think that their teams really know how to identify the appropriate customer mix in the marketplace and know how to grow that. I think they've been really, really good at some of the disruption that's been created in the Buffalo market over the last 5 to 10 years and have capitalized on that for their own growth.

So I certainly don't think it severely changes our estimates of mid-single-digit growth expectations. Again, do we think part of Western New York is going to participate in some of the semiconductor and technology investments that the federal government and the state are leading into our region? We absolutely do.

But again, I think both companies have demonstrated controlled growth over time, and I would guess that we probably won't veer much from that. I think we'll have an opportunity to look at where we want to focus our attention in terms of industry concentration, in terms of the mix between consumer and commercial lending, which, of course, is a function of answering the call in the market. What does the market need? And that's how we've tried to design our strategies for that.

I think outside of that, Matt, I think we're bullish relative to those future opportunities in the Upstate New York, and you think this even better positions us to take advantage of that holistically.

Matthew Breese Stephens Inc. - Analyst

Great. Last one. Scott, could you just give us an update on how the quarter is going, particularly interested in how deposit costs are faring, new loan yields with the flattening yield curve, so overall NIM dynamics? And then anything notable on the loan growth and credit quality front?

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Sure. A couple of things. We're in the middle of the quarter, and you know we're not a guidance-based enterprise. So I will say this, in the second quarter, we experienced a modest tick-up in our net interest margin, which was welcome, and where did that come from? That came from new assets repricing faster than existing deposit costs or funding mix. So we're happy when we see that.

Our first to second quarter was a sample of one. So we're not ready to declare victory or call that a trend just yet. So when we get to the end of the quarter, we'll see how that's gone.

I think in terms of our marketplaces, demand has stayed very good, and we had a really robust second quarter from a loan growth standpoint, and I think we said this in July, probably don't expect that type of outcome will be repeatable for us in multiple quarters. But very happy with where the demand characteristics are and very happy how our team is addressing those. So trucking along as expected.

Matthew Breese Stephens Inc. - Analyst

Appreciate it. I'll leave it there. Thank you.

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Thanks, Matt.

Operator

(Operator Instructions) Christopher O'Connell, KBW.

Christopher O'Connell Keefe, Bruyette & Woods North America - Analyst

Hey, good morning and congratulations on the transaction.

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Thank you.

Christopher O'Connell Keefe, Bruyette & Woods North America - Analyst

So just no branch overlap, it sounds like you're keeping a lot of the talent. Maybe just walk us through or provide a little bit of color on what's driving or how you're getting to the 25% cost save number?

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Yeah. I'll take that, and whether Joe or Annette wants to chime in, too. So in this particular case, we think that there's a lot of technology savings here. Just the scale that we possess and we got the ability to look at that in our Salisbury transaction a year ago. So we have a great template relative to understanding where that might be.

The underlying technology that Evans has is very good. But we believe that the likely integration to ours will provide some deeper products and some additional functionality that as a smaller institution, they really had to space out their investments, just the necessity of where they were. So I think it's a combination of all of their operating expenses we expect contribution in order to get to that.

Your comment, your first question, though well taken. Evans has a really deep team of people with really good experience. So this is a terrific opportunity for us to be able to look at that and say, how do we best utilize the skills and the talents of the people that we're partnering with? And so I believe that we think we have some incremental investment opportunities, both in the market, whether that's Rochester or Buffalo, and with some of their folks.

And again, not lost on us that the size of the organization would be $15 billion or $16 billion. We continue to build out things like enterprise risk management at our size, which is a necessity for us. It's really important as we operate the institution, and it's important for us to make progress going forward. They have a lot of people that can help us with that. So I think we found the right blend from a mix standpoint relative to cost saves and confident that we can achieve and deliver on those, but also confident that we can improve our structure.

Christopher O'Connell Keefe, Bruyette & Woods North America - Analyst

Great. Thanks, Scott, and then do you have what the accretion dilution dynamics are, excluding the interest rate mark impact?

Annette Burns NBT Bancorp Inc - Chief Financial Officer

So I think you'll find the information that you're looking for in the back of our deck, in the appendix, and I don't have that right off the top of my head, but you can circle back with me on that.

Christopher O'Connell Keefe, Bruyette & Woods North America - Analyst

Okay. Got it, and then just following up on the loan growth dynamics. For, these two markets in Buffalo and Rochester, I mean how would you kind of like stack-rank them in terms of the rest of your markets and the organic growth opportunities for the next few years? Do you see them as being higher, kind of the middle of the stack or -- yeah.

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Chris, I think they aligned very well and very similar. We have seen great opportunities in 2024 in the Capital District and in Central New York. There had been a handful of years before that where some of our growth attributes were led by some of our investments and our performance in New England. I think some of that has stabilized. We took advantage of some disruption opportunity in New England. So I think across the board, we feel really good about that.

And I think the Rochester and the Buffalo markets line up quite well with that. I also think that in terms of how we think about that, opening up two markets that have a combined 2.5 million people for us is really a lot of upside opportunity. Now we'll have to get there. We'll have to perform and provide the products and support for the folks in those markets because they are really the people who are going to deliver the difference in the outcome.

Christopher O'Connell Keefe, Bruyette & Woods North America - Analyst

Great, and then just lastly, I mean, really strong credit track record at Evans and its mark at 1%. Just wanted to get your thoughts around the portfolio review process and kind of what you guys saw when you guys were taking a review there.

Annette Burns NBT Bancorp Inc - Chief Financial Officer

So we had a pretty extensive loan review process, and our credit due diligence team took a deep dive across the larger credits and various industries and portfolios. I think the high-level takeaway is, yes, they're very good at credit risk management. Some of their practices and the way that their loan book looks is very similar to ours. So no significant concerns bubbled up throughout that process.

Christopher O'Connell Keefe, Bruyette & Woods North America - Analyst

Got it. So no portfolios or parts that you would want to exit or anything after the transaction?

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Yeah. We didn't identify anything, and I think that's sort of the beauty of where we are from both a capital perspective and a mix perspective is that we'll have time to evaluate that. But nothing comes to the front of the class for us to say, this is a business line that we don't have experience in or that we don't think creates long-term opportunity. But we like their mix a lot.

Christopher O'Connell Keefe, Bruyette & Woods North America - Analyst

Great. Appreciate the time.

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Thanks for the question.

Operator

I'm not showing any further questions. I will now turn the call back to Scott Kingsley for his closing remarks.

Scott Kingsley NBT Bancorp Inc - President, Chief Executive Officer

Thank you, Liz. I want to thank everybody for participating in today's call and your continued interest in NBT, and hopefully, we'll talk to you after the end of the third quarter. Thanks so much.

Operator

Thank you, Mr. Kingsley. This concludes our program. You may disconnect. Have a great day.

Forward-Looking Statements

This communication contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements about NBT and Evans and their industry involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding NBT’s or Evans’s future financial condition, results of operations, business plans, liquidity, cash flows, projected costs, and the impact of any laws or regulations applicable to NBT or Evans, are forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: (1) the businesses of NBT and Evans may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of Evans may fail to approve the merger; (6) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (7) diversion of management’s attention from ongoing business operations and opportunities; (8) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Evans’s operations and those of NBT; (9) such integration may be more difficult, time consuming or costly than expected; (10) revenues following the proposed transaction may be lower than expected; (11) NBT’s and Evans’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; (12) the dilution caused by NBT’s issuance of additional shares of its capital stock in connection with the proposed transaction; (13) changes in general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; and (14) legislative and regulatory changes. Further information about these and other relevant risks and uncertainties may be found in NBT’s and Evans’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2023 and in subsequent filings with the Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date they are made. NBT and Evans do not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. You are cautioned not to place undue reliance on these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, NBT expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Evans and a prospectus of NBT (the “proxy statement/prospectus”), which proxy statement/prospectus will be mailed or otherwise disseminated to Evans’s shareholders when it becomes available. NBT and Evans also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NBT, EVANS AND THE PROPOSED TRANSACTION. You may obtain a free copy of the registration statement, including the proxy statement/prospectus (when it becomes available) and other relevant documents filed by NBT and Evans with the SEC, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed by NBT with the SEC will be available free of charge on NBT’s website at www.nbtbancorp.com or by directing a request to NBT Bancorp Inc., 52 South Broad Street, Norwich, NY 13815, attention: Corporate Secretary, telephone (607) 337-6141. Copies of the documents filed by Evans with the SEC will be available free of charge on Evans’s website at evansbancorp.q4ir.com or by directing a request to Evans Bancorp, Inc., 6460 Main Street, Williamsville, NY 14221, attention: Secretary, telephone (716) 926-2000.

No Offer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

NBT AND EVANS AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS AND OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTION. YOU CAN FIND INFORMATION ABOUT NBT’S EXECUTIVE OFFICERS AND DIRECTORS IN NBT’S DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON APRIL 5, 2024. YOU CAN FIND INFORMATION ABOUT EVANS’S EXECUTIVE OFFICERS AND DIRECTORS IN EVANS’S DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 25, 2024. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH POTENTIAL PARTICIPANTS WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE. YOU MAY OBTAIN FREE COPIES OF THESE DOCUMENTS FROM NBT OR EVANS USING THE SOURCES INDICATED ABOVE.